UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
October 10, 2007
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

FORM 6-K
EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

SAP AG
FORM 6-K
On October 8, 2007, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”) and Business Objects S.A. held a joint investor and financial analyst conference and a press conference to discuss the proposed acquisition by SAP of Business Objects S.A. in a friendly takeover. The conference transcript for the investor and financial analyst conference is attached hereto as Exhibit 99.1 and incorporated herein by reference. The conference transcript and presentation slides for the press conference are attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Transcript of Joint Investor and Financial Analyst Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007

99.2	Transcript of Press Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007

99.3	Presentation Slides for October 8, 2007 Press Conference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: October 10, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Transcript of Joint Investor and Financial Analyst Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007

99.2	Transcript of Press Conference by Senior Management of SAP AG and Business Objects S.A. Held on October 8, 2007

99.3	Presentation Slides for October 8, 2007 Press Conference

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